SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)

                                 MathStar, Inc.
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                                (Name of Issuer)


                     Common stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    576801302
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                                 (CUSIP Number)


                                 Salvatore Muoio
                               S. Muoio & Co. LLC
                        c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 297-2555
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 11, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    576801302
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     634,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     634,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     634,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.91%

14.  TYPE OF REPORTING PERSON*

     IA, OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   576801302
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salvatore Muoio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     634,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     634,100


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     634,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.91%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.   576801302
             ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is MathStar, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 19075 NW Tanasbourne, Suite 200, Hillsboro, Oregon 97124. This Amendment 1 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Amendment 1 to Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") and (ii) Salvatore Muoio, a United States citizen (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

     Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

     (d) Neither of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 634,100 Shares held by such entities.

     Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 634,100 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The purpose of this Amendment 1 to Schedule 13D is to report that on February 11, 2009 the Reporting Persons mailed a letter to the Issuer setting forth the Reporting Persons' view on certain matters of business related to the Issuer. Such letter is attached hereto as Exhibit B. The Reporting Persons reserve the right to further communicate with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so.
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Item 5.  Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")
--------------------------

(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 634,100 Shares or 6.91% of the Shares of the Issuer, based upon the 9,181,497 Shares outstanding as of November 7, 2008, according to the Issuer's most recent Form 10-Q.

     SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 634,100 Shares to which this filing relates.

     SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 634,100 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio
---------------

(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 634,100 Shares or 6.91% of the Shares of the Issuer, based upon the Shares outstanding.

     Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 634,100 Shares to which this filing relates.

        Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 634,100 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

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Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. Letter to the Issuer is filed herewith as Exhibit B.

     C. A description of the transactions in the Shares that were effected by the Reporting Persons since the last filing is filed herewith as Exhibit C.

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
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2009
----------------------------
(Date)


S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
----------------------------
Name: Salvatore Muoio
Title: Managing Member



/s/ Salvatore Muoio
----------------------------
    Salvatore Muoio




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                   AGREEMENT

     The undersigned agree that this Amendment 1 to Schedule 13D dated February 12, 2009 relating to the Common Stock, $0.01 par value per share of MathStar, Inc. shall be filed on behalf of the undersigned.




S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
----------------------------
Name: Salvatore Muoio
Title: Managing Member



/s/ Salvatore Muoio
----------------------------
    Salvatore Muoio




February 12, 2009

                                                                       Exhibit B

                                             February 10, 2009


Mr. Douglas M. Pihl
Chairman of the Board
MathStar, Inc.
19075 NW Tanabourne, Suite 200
Hillsboro, OR 97124

Dear Mr. Pihl,

     It has come to our attention that MathStar has timely received a proposal from another shareholder to include in the proxy statement for the 2009 Annual Meeting a vote by shareholders to approve a voluntary liquidation of MathStar.

     As we stated in our letter of December 12, 2008, we believe that a prompt liquidation of MathStar is in the best interest of the company and its stakeholders. We also continue to believe that pursuit of a merger or alternative transaction flies in the face of the wishes of many of the company's owners.

     As such, the board of directors must act in good faith and cause the proposal to be put on the ballot for the forthcoming annual meeting of shareholders.


                                             Sincerely,



                                             Salvatore Muoio, C.F.A.
                                             Managing Member


SM/jr-

cc:   MathStar, Inc. Board of Directors

                                                                       Exhibit C



                          Transactions in the Shares -
                     S. Muoio & Co. LLC and Salvatore Muoio


Date of                      Number of Shares                  Price Per
Transaction                  Purchase/(SOLD)                     Share

--------------------------------------------------------------------------------

12/31/08                       1,000.00                           0.76

1/30/09                       (5,500.00)                          0.90

1/30/09                       (4,500.00)                          0.90











SK 01834 0003 965137